William N. Haddad

+1 212 479 6720

whaddad@cooley.com

December 7, 2015

Via EDGAR

Ms. Emily C. Drazan

Staff Attorney

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	You On Demand Holdings, Inc. Preliminary Proxy Statement on Schedule 14A Filed November 24, 2015 File No. 001-35561

Dear Ms. Drazan:

On behalf of our client, You On Demand Holdings, Inc., a Nevada corporation (the “Company”), we hereby provide responses to comments (the “Comments”) of the staff of the U.S. Securities and Exchange Commission (the “Staff”) orally given via telephonic conversation on December 4, 2015 (the “Telephonic Conversation”) regarding the Company’s response to Comments of the Staff in a letter dated December 4, 2015 (the “Initial Response”) on the Company’s above-referenced Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”), as filed with the U.S. Securities and Exchange Commission (the “Commission”) on the above-referenced date.

In order to facilitate your review, we have responded, on behalf of the Company, to the Comments orally given in the Telephonic Conversation, on a point by point basis. The Comment is set forth below in bold font and the Company’s response follows the Comment.

Capitalized terms not defined herein have the meaning ascribed to them in the Proxy Statement.

1.	Please provide analysis for whether financials are required under Item 13 pursuant to Rule 3-05 of Regulation S-X.

Response to Comment No. 1

The Company clarifies the Initial Response and respectfully informs the Staff the financial statements of Tianjin Sevenstarflix Network Technology Limited (“SSF”) are not required to be included in the Proxy Statement under Rule 3-05 of Regulation S-X because the Company determined that SSF does not constitute a “business” under Rule 11-01(d) of Regulation S-X. The Company considered whether or not there was sufficient continuity of the acquired entity’s operations prior to and after the transaction so that disclosure of prior financial information would be material to an understanding of future operations. Among the facts and circumstances considered in the Company’s evaluation, the Company examined the following key factors:

•	Whether the nature of the revenue-producing activity of the component will remain generally the same as before the transaction; and

Cooley LLP 1114 Avenue of the Americas New York, NY 10036
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Ms. Emily C. Drazan
Page Two

•	Whether any of the following attributes remain after the transaction: (i) physical facilities, (ii) employee base, (iii) market distribution system, (iv) sales force, (v) customer base, (vi) operating rights, (vii) production techniques, or (viii) trade names.

As disclosed in the Proxy Statement (p. 14), SSF is a to-be-formed entity that the Company plans to use to operate new business activities. SSF has not generated revenue prior to the acquisition nor are there any business contracts in place that would allow for revenue to be generated immediately after the acquisition. SSF has no assets, liabilities, employees or operating activities, nor does it hold any licenses, trade names or other intellectual property. The Company will also not receive any assets, employees, contracts, sales or distribution systems or intellectual property from Tianjin Enternet Network Technology Limited (the “Seller”), nor assume any liabilities from the Seller in the acquisition. The Company is acquiring SSF from the Seller to take advantage of the tax benefits in the Tianjin free-economic zone where SSF is in the process of being formed. While the Company anticipates that SSF will operate new content delivery services, customer management and data analysis services and mobile interactive TV services, the execution of these business development strategies and plans of operation have yet to be implemented. For these reasons, the Company does not believe SSF constitutes a “business” within the definition of Rule 11-01(d) of Regulation S-X.

Given that SSF does not constitute a “business” and that the Company will not assume any assets or liabilities from the acquisition, the Company concluded that (1) disclosure of separate financial statements of SSF would not be required under Rule 3-05 of Regulation S-X, and (2) disclosure of any financial information related to SSF would not be significant or meaningful for an understanding of the transaction.

2.	Please provide analysis of how the fair market value was determined of the deferred contingent consideration of 15.0 million shares issuable in connection with the Tianjin Agreement.

Response to Comment No. 2

The Company respectfully informs the Staff that it has not yet completed the valuation of the deferred contingent consideration of 15.0 million shares of the Company common stock that are potentially issuable in connection with the Tianjin Agreement (as defined in the Proxy Statement). As discussed above, the Company does not believe that SSF constitutes a “business” under Rule 11-01(d) of Regulation S-X Accordingly, measurement of the fair value of the contingent consideration is not necessary at this stage because the investment test under Rule 3-05 of Regulation S-X is not required.

Should you have any questions concerning any of the foregoing, please contact me by telephone at (212) 479-6720.

Sincerely,

/s/ William N. Haddad
William N. Haddad

Cc:	Grace He, grace.he@yod.com
Bruce Zirlen, bruce.zirlen@kpmg.com

Cooley LLP 1114 Avenue of the Americas New York, NY 10036
t: (212) 479-6000 f: (212) 479-6275 cooley.com